MH 1, Inc.

March 28, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	MH 1, Inc (“Registrant”) filing on Form 10-12G File No. 000-52529 (the “Filing”) Filed March 27, 2007

Please be advised that Registrant hereby requests withdrawal of the Filing on 10-12G file number 000-52529.  In accordance with the provisions of the Securities Exchange Act of 1934, we are requesting the Registrant's EDGAR filing of its Form 10-12(g) be withdrawn.

Very truly yours,
/s/ J. Wade Mezey
J. Wade Mezey
Secretary MH 1, Inc,